VERU INC.

2916 N. Miami Avenue

Suite 1000

Miami, Florida 33127

April 13, 2026

SENT VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:	Re:	Veru Inc.
Registration Statement on Form S-3
(File No. 333-294909)
Filed on April 7, 2026

In accordance with Rule 461 under the Securities Act of 1933, as amended, on behalf of Veru Inc., the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. (Eastern Time) on April 15, 2026, or as soon as practicable thereafter.

Yours very truly,

VERU INC.

BY	/s/ Michele Greco
Michele Greco, Chief Financial Officer and Chief Administrative Officer